May 24, 2011

Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-7010

Re:	Your letter dated 5/13/11 regarding Ball Corporation’s
Form 10-K for the Fiscal Year Ended December 31, 2010, Filed February 28, 2011
Definitive Proxy on Schedule 14A, Filed March 11, 2011
Form 10-Q for the Fiscal Quarter Ended April 3, 2011, Filed May 10, 2011
File No. 001-7349

Dear Ms. Long:

We have received your letter dated May 13, 2011, and, as discussed, we request that we be granted until June 10, 2011, to file our response to your remaining comments.  We are requesting this extension due to the travel commitments of our senior management team who will not be able to address the remaining comments in a shorter period of time.

Please contact us if you have any further question regarding this request.

Sincerely,

/s/ Scott C. Morrison

Scott C. Morrison
Senior Vice President and Chief Financial Officer